NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 6, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That all rights pertaining to the entire class of this security were extinguished on November 9, 2007. On November 9, 2007 at 7:47am Eastern Time, pursuant to the Agreement and Plan of Merger (the 'Merger Agreement'), dated as of May 30, 2007, as amended as of July 30, 2007 (the 'Merger Agreement'), by and among Ceridian Corporation, a Delaware Corporation listed on the NYSE under the symbol 'CEN' ('Ceridian'), Foundation Holdings, Inc., a Dela-ware corporation ('Foundation Holdings'), and Foundation Merger Sub, Inc., a Delaware corpo-ration and a wholly owned subsidiary of Foundation Holdings ('Merger Sub'), Merger Sub was merged with and into Ceridian (the 'Merger') and all outstanding shares of common stock, par value $0.01 per share, of Ceridian (the 'Ceridian Common Stock') were converted into the right to receive $36.00 in cash, without interest and less any applicable withholding taxes. As a result of the Merger, Ceridian became a wholly owned subsidiary of Foundation Holdings. Also as a result of the Merger and pursuant to the Rights Agreement, dated as of November 6, 2001 and amended as of May 30, 2007, by and between Ceridian and The Bank of New York as Rights Agent (the 'Rights Agreement'), the rights to purchase Class A junior participating preferred stock, par value $0.01 per share, of Ceridian (the 'Rights to Purchase Class A Junior Participat-ing Preferred Stock') expired immediately prior to effective time of the Merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 9, 2007.